GREAT BASIN SCIENTIFIC, INC.
October 21, 2016

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attn: Mr. Brian Cascio
Re:	Great Basin Scientific, Inc. Form 10-K for the Fiscal Year Ended December 31, 2015 Filed March 1, 2016 Form 10-Q for the Quarterly Period Ended June 30, 2016 Filed August 11, 2016 File No. 001-36662
Dear Mr. Cascio:
We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated October 20, 2016 (the “SEC Comment Letter”) regarding the above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016, in each case, as filed by Great Basin Scientific, Inc. (the “Company”).  The numbered responses set forth below contain each of the Staff’s comments in total set off in bold type and correspond to the numbered comments contained in the SEC Comment Letter.
Concurrently herewith, we have filed amendments to our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016 and our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016 to address the Staff’s comments below.
Our responses are as follows:
Form 10-Q for the Quarterly Period Ended June 30, 2016
Exhibit 31.1 and 31.2 Certifications
Comment No. 1.
1.
We note that the officer certifications do not include the language referring to internal control over financial reporting that should appear in the introductory sentence of paragraph 4 and paragraph 4(b). Please refer to Exchange Act Rule 13a-14(a) and Item 601(b)(31) of Regulation S-K and amend the filings to include the correct certifications. You may file an abbreviated amendment that includes the cover page, the explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification. This comment also applies to your Form 10-Q for the period ended March 31, 2016.

Securities and Exchange Commission
October 21, 2016

Great Basin Scientific, Inc.’s Response:
The Company has corrected this inadvertent error by filing the abbreviated amendments to our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016 and our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016 to address the Staff’s comment.
Thank you for your review of the filings.  If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at 303-523-4014, or Jason Brenkert of Dorsey & Whitney LLP at (303) 352-1133.
Sincerely,
Great Basin Scientific, Inc.

/s/ Jeffrey Rona

Jeffrey Rona
Chief Financial Officer
cc: Jason Brenkert, Dorsey & Whitney LLP